John Elofson 303.892.7335 john.elofson@dgslaw.com

March 25, 2024

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Christie Wong and Ms. Kristin Lochhead

Re:	Mesa Laboratories, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2023

Filed May 30, 2023

Response Dated March 15, 2024

File No. 001-11740

Dear Ms. Wong and Ms. Lochhead:

On behalf of Mesa Laboratories, Inc. (the “Company”), set forth below is the response of the Company to the comment received by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 20, 2024 (the “Comment Letter”) regarding the above-referenced Form 10-K for the fiscal year ended March 31, 2023 was filed via EDGAR on May 30, 2023 (the “Form 10-K”). For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response.

Form 8-K dated February 5, 2024

Exhibit 99.1

1.         We note your response to comment 4. Given the significance of “Other acquisition related costs” and “Other integration-related costs” to your non-GAAP measures, please tell us in your response and revise future filings to describe within a footnote the nature of the costs and explain how those adjustments meet the requirements of Question 100.01 of the C&DI on Non-GAAP Financial Measures.

Davis Graham & Stubbs LLP    ▪    1550 17th Street, Suite 500    ▪    Denver, CO 80202      ▪    303.892.9400    ▪    fax 303.893.1379    ▪    dgslaw.com

U.S. Securities and Exchange Commission

March 25, 2024

Response:

We have added footnotes to the table below to more specifically describe the nature of “Other acquisition related costs” and “Other integration-related costs.” The Staff is advised that “other acquisition related costs” consist primarily of costs incurred to assess the efficacy of products sold by the acquired company and travel costs, and “other integration costs” consist primarily of costs associated with the negotiation of employment contracts and travel costs.

	Three Months Ended December 31, 2023	Nine Months Ended December 31, 2023
Acquisition Related Costs:
Legal services provided for contract negotiations	$208	$467
Professional services provided for due diligence (A)	181	254
Other acquisition related costs (B)	111	114
Total acquisition related costs	500	835
Integration Related Costs:
Professional support for integration of acquiree, including enterprise resource planning tool	110	280
Other integration-related costs (C)	104	104
Professional accounting and valuation consultations for the GKE acquisition	56	56
Total integration related costs	270	440
Total acquisition and integration related costs	$770	$1,275

(A)	For example, quality of earnings report prepared by a third party and tax diligence services
(B)	For example, supplies and consultants used to ascertain efficacy of acquiree product, and travel.
(C)	For example, outside consultant and legal costs for employment contract negotiation, including managing director appointment, and travel.

For the three and nine months ended December 31, 2023, the aggregate of “other acquisition related costs” and “other integration related costs” make up 1.8% and 0.7% of  “Adjusted operating income excluding unusual items,” respectively.

In future filings, we will disaggregate acquisition costs from integration costs, including providing explanatory footnotes, if necessary to allow financial statement users to better understand the nature of all significant costs excluded from the non-GAAP financial measure. Our disclosure will indicate that acquisition and integration costs related to acquisitions are not ongoing, but are incurred as a direct result of the consummated acquisition, and that those costs are disclosed to enhance investor understanding of the Company’s expectations regarding non-GAAP adjusted operating income on an ongoing basis following the completion of the acquisition and related integration activities.

U.S. Securities and Exchange Commission

March 25, 2024

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7335.

Sincerely,

/s/ John Elofson
John Elofson
Partner

for

DAVIS GRAHAM & STUBBS LLP

cc:	Gary M. Owens, Mesa Laboratories, Inc.